January 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Springview Holdings Ltd
Registration Statement on Form F-1
File No. 333-292807
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as placement agent, hereby joins in the request of Springview Holdings Ltd for acceleration of the effective date of the above-referenced registration statement on Form F-1 (the “Registration Statement”), so that it becomes effective as of 9:00 a.m. Eastern Time on Friday, January 23, 2026, or as soon thereafter as possible.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

UNIVEST SECURITIES, LLC

By:	/s/ Edric Yi Guo
Name:	Edric Yi Guo
Title:	CEO and Head of Investment Banking

[Signature Page to Placement Agent’s Acceleration Request]